

16021274

ION

SEC Mail Processing Section

JUN 06 2016

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-052772 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING April 1, 2015 (MM/DD/YY) AND ENDING March 31, 2016 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: 3 Mark Equities, Inc. JG

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1600 Highway 6 Suite 400
(No. and Street)

| Sugar Land | TX | 77478 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Betsy E. Riley (281) 269-2331
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hein + Associates LLP
(Name – *if individual, state last, first, middle name*)

| 500 Dallas Street, Suite 2500 | Houston, | Texas | 77002 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

alB

# OATH OR AFFIRMATION

I, Betsy E. Riley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of 3 Mark Equities, Inc., as of March 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title


LISA LUMPKIN
MY COMMISSION EXPIRES
March 28, 2017

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# 3 Mark Equities, Inc.

*Financial Statements and Supplemental Schedules*
*For the Years Ended March 31, 2016 and 2015*
*And Independent Auditor's Report*


HEIN

Hein & Associates LLP
500 Dallas St., Suite 2500
Houston, Texas 77002

www.heincpa.com
P 713.850.9814
F 713.850.0725

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
3 Mark Equities, Inc.

We have audited the accompanying statements of financial condition of 3 Mark Equities, Inc. (the "Company") as of March 31, 2016 and 2015, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 3 Mark Equities, Inc. as of March 31, 2016 and 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedule I (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of 3 Mark Equities, Inc.'s financial statements. The Supplemental Information is the responsibility of 3 Mark Equities, Inc.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Hein & Associates LLP

Hein & Associates LLP

Houston, Texas
May 31, 2016

*3 MARK EQUITIES, INC.*

## INDEX TO FINANCIAL STATEMENTS

PAGE

*3 MARK EQUITIES, INC.*

**STATEMENTS OF FINANCIAL CONDITION**

| | As of March 31, 2016 | As of March 31, 2015 |
|---|---|---|
| **ASSETS** | | |
| **Assets:** | | |
| Cash and cash equivalents | $ 125,078 | $ 92,774 |
| Commissions receivable | 23,657 | 20,500 |
| **Total Assets** | $ 148,735 | $ 113,274 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| **Liabilities:** | | |
| Commissions payable | $ 22,474 | $ 19,474 |
| Total liabilities | $ 22,474 | $ 19,474 |
| **Stockholder's Equity:** | | |
| Common stock, $.01 par value; 1,000 shares authorized, 1,000 shares issued and outstanding | 10 | 10 |
| Additional paid-in capital | 9,990 | 9,990 |
| Retained earnings | 116,261 | 83,800 |
| Total stockholder's equity | 126,261 | 93,800 |
| **Total Liabilities and Stockholder's Equity** | $ 148,735 | $ 113,274 |



*See notes to these financial statements.*

*3 MARK EQUITIES, INC.*

**STATEMENTS OF INCOME**

| | For the Years Ended March 31, | |
|---|---|---|
| | 2016 | 2015 |
| **Revenues** | $ 639,310 | $ 675,848 |
| **Expenses:** | | |
| Commissions | 607,345 | 642,055 |
| Management fee | 20,000 | 25,000 |
| | 627,345 | 667,055 |
| **Income before Income Taxes** | 11,965 | 8,793 |
| **Income Taxes** | (4,188) | (3,072) |
| **Net Income** | $ 7,777 | $ 5,721 |



*See notes to these financial statements.*

*3 MARK EQUITIES, INC.*

**STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY**

**FOR THE YEARS ENDED MARCH 31, 2016 AND 2015**

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|---|
| **Balances**, April 1, 2014 | $ 10 | $ 9,990 | $ 134,690 | $ 144,690 |
| Distributions to Parent | – | – | (56,611) | (56,611) |
| Net income | – | – | 5,721 | 5,721 |
| **Balances**, March 31, 2015 | $ 10 | $ 9,990 | $ 83,800 | $ 93,800 |
| Contributions from Parent | – | – | 24,684 | 24,684 |
| Net income | – | – | 7,777 | 7,777 |
| **Balances**, March 31, 2016 | $ 10 | $ 9,990 | $ 116,261 | $ 126,261 |



*See notes to these financial statements.*

*3 MARK EQUITIES, INC.*

## STATEMENTS OF CASH FLOWS

| | For the Years Ended March 31, | |
|---|---|---|
| | 2016 | 2015 |
| **Operating Activities:** | | |
| Net income | $ 7,777 | $ 5,721 |
| Adjustments to reconcile net income to net cash (used in) provided by operating activities: | | |
| Non-cash capital (distributions) contributions | 24,684 | (56,611) |
| Changes in operating assets and liabilities: | | |
| (Increase) decrease in: | | |
| Commissions receivable | (3,157) | (4,500) |
| Commissions payable | 3,000 | 6,674 |
| Net cash (used in) provided by operating activities | 32,304 | (48,716) |
| **Net Increase (Decrease) In Cash and Cash Equivalents** | 32,304 | (48,716) |
| **Cash and Cash Equivalents, Beginning of Year** | 92,774 | 141,490 |
| **Cash and Cash Equivalents, End of Year** | $ 125,078 | $ 92,774 |
| **Supplemental Information:** | | |
| Cash paid to Parent for income taxes | $ 4,188 | $ 3,072 |



*See notes to these financial statements.*

1. **Summary of Significant Accounting Policies**:

*Organization and Nature of Operations* – 3 Mark Equities, Inc. (the "Company") was incorporated in Delaware on February 16, 2000. The Company is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and was established as a limited broker and dealer involved with wholesaling variable insurance products. The Company receives gross dealer concessions or wholesale concessions from other designated brokers and dealers for sales of variable life insurance products, mutual funds, and corporate debt and equity securities. The Company is a wholly owned subsidiary of 3 Mark Financial, Inc. (the "Parent").

*Cash Equivalents* – The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

*Income Taxes* – The Company provides for deferred income taxes under the liability method. The Company has no temporary differences between the book and tax bases of its assets and liabilities.
The operating results of the Company are included in the consolidated income tax returns filed by the Parent and its affiliates. The Parent's policy is to allocate income tax liabilities or benefits to the Company on a separate return basis as net income or losses are incurred.

The Company found no significant uncertain tax positions as of March 31, 2016 or 2015. The Company's policy is to recognize interest and penalties related to uncertain tax positions in income tax expense. As of March 31, 2016 and 2015, the Company made no provision for interest or penalties related to uncertain tax positions. The Company files income tax returns in the U.S. federal jurisdiction and various states. There are currently no federal or state income tax examinations underway for these jurisdictions. Furthermore, the Company is no longer subject to U.S. federal income tax examinations by the Internal Revenue Service for tax years before 2012 and for state and local tax authorities for years before 2011. The Company's tax years of 2012 and forward are subject to examination by federal taxing authorities and tax years of 2011 and forward are subject to examination by state taxing authorities.

*Commission Income and Expense* – The Company earns commissions from the sale of mutual funds, unit investment trusts, corporate debt and equity securities through a network of registered representatives of affiliated broker/dealers. For the years ended March 31, 2016 and 2015, approximately 95% of the commissions earned by the Company are transferred to the Parent.

*Use of Estimates* – The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

*Concentration of Credit Risk* – Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and commissions payable to Parent. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk in this area.

*Subsequent Events* – The Company has evaluated subsequent events through May 27, 2016, the date on which the financial statements were available to be issued.

2. **RELATED PARTY TRANSACTIONS**:

The Company has no full-time employees and shares facilities with its Parent and its affiliates. Accordingly, the Company is economically dependent on its Parent. The Company paid its Parent $20,000 and $25,000 in management fees for fiscal 2016 and 2015, respectively. Management fees are based upon the Parent's estimate of allocable costs, including labor, rent and overhead costs, incurred by the Parent on behalf of the Company. The Parent allocates these costs to the Company based on labor hours and square footage. As of March 31, 2016 and 2015, the Company had commissions payable to the Parent of $22,474 and $19,474, respectively.

During the year ended March 31, 2016, the Company made underpayments to the Parent of $24,684 that has been reflected as a contribution in the accompanying financials. During the year ended March 31, 2015, the Company made overpayments to the Parent of $56,611 that has been reflected as a distribution in the accompanying financials.

3. **MINIMUM NET CAPITAL REQUIREMENT:**

Pursuant to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, the Company is required to maintain a minimum net capital balance and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, as defined under such rule. At March 31, 2016, the Company had net capital of $126,261, which was $121,261 greater than its required net capital of $5,000. At March 31, 2015, the Company had net capital of $93,800, which was $88,800 greater than its required net capital of $5,000.

4. **RECONCILIATION OF FOCUS REPORT TO AUDITED FINANCIAL STATEMENTS**:

The accompanying audited 2016 and 2015 financial statements reflect certain adjustments to amounts previously reported in the 2016 and 2015 fourth quarter Financial and Operational Combined Uniform Single reports ("FOCUS Reports") filed with the Securities and Exchange Commission. Specifically, the $540,269 receivable due from the Parent and reported in the 2016 fourth quarter FOCUS Report as a non-allowable asset has been netted within retained earnings against distributions to the Parent. Additionally, a $24,684 underpayment of commissions to the Parent included in these financial statements was not included in the 2016 fourth quarter FOCUS report. The $564,953 receivable due from the Parent and reported in the 2015 fourth quarter FOCUS Report as a non-allowable asset has been netted within retained earnings against distributions to the Parent. Additionally, a $56,611 overpayment of commissions to the Parent included in these financial statements was not included in the 2015 fourth quarter FOCUS report.

*3 MARK EQUITIES, INC.*

**SCHEDULE I**

**COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1**
**OF THE SECURITIES AND EXCHANGE COMMISSION**
**AS OF MARCH 31, 2016 AND 2015**

| | MARCH 31, | |
|---|---|---|
| | 2016 | 2015 |
| **COMPUTATION OF NET CAPITAL:** | | |
| Total stockholder's equity (from statement of financial condition) | $ 126,261 | $ 93,800 |
| Net capital | $ 126,261 | $ 93,800 |
| **COMPUTATION OF AGGREGATE INDEBTEDNESS:** | | |
| Total aggregate indebtedness | $ 22,474 | $ 19,474 |
| Percentage of aggregate indebtedness to net capital | 17.80% | 20.76% |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:** | | |
| Minimum net capital required (6-2/3% of aggregate indebtedness) | $ 1,498 | $ 1,298 |
| Minimum dollar net capital requirement | $ 5,000 | $ 5,000 |
| Net capital requirement (greater of above amounts) | $ 5,000 | $ 5,000 |
| Net capital surplus | $ 121,261 | $ 88,800 |

The computation of net capital included in the Company's Form X-17A-5 (FOCUS Report, Part II) as of March 31, 2016 and 2015 does not differ materially from the above presentation.



Hein & Associates LLP
500 Dallas St., Suite 2500
Houston, Texas 77002

www.heincpa.com
P 713.850.9814
F 713.850.0725

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
3 Mark Equities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which *(a)* 3 Mark Equities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which 3 Mark Equities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) and *(b)* 3 Mark Equities, Inc. stated that 3 Mark Equities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. 3 Mark Equities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about 3 Mark Equities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hein & Associates LLP

Hein & Associates LLP

Houston, Texas
May 31, 2016

*3 MARK EQUITIES, INC.*

**SCHEDULE II**

**EXEMPTION CLAIMED FROM THE PROVISIONS OF RULE 15c3-3
UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
AS OF MARCH 31, 2016**

Exemption is claimed from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under Section 15c3-3(k)(1) since the Company limits its activities (both principal and agent) to transactions in certain redeemable securities of registered investment companies (mutual funds) or insurance products and does not handle customer funds and/or securities.